

Mail Stop 4631

December 10, 2018

Via E-Mail
Mr. Curtis D. Hodgson
Co-Chief Executive Officer
Mr. Kenneth E. Shipley
Co-Chief Executive Officer
Legacy Housing Corporation
1600 Airport Freeway, #100
Bedford, TX 76002

> **Re:** **Legacy Housing Corporation**
> **Pre-effective Amendment 1 to Registration Statement on Form S-1**
> **Filed November 30, 2018**
> **File No. 333-228288**

Dear Messrs. Hodgson and Shipley:

We have reviewed your amended registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Concentration of ownership of our common stock…may limit new investors from influencing significant corporate decisions, page 30

1. Revised disclosure that your executive officers, directors, and current beneficial owners of 5% or more of your common stock and their affiliates will beneficially own all of your outstanding shares of common stock upon completion of this offering is inconsistent with disclosure on page 37 and elsewhere in the registration statement that existing stockholders will own 85.1% of your outstanding shares of common stock upon completion of this offering. Please reconcile the disclosures.

<u>Choice of Forum, page 90</u>

2. Notwithstanding your response to comment 3 in our November 20, 2018 letter, you have not refiled Exhibit 3.1 to reflect revision of your amended and restated certificate of incorporation relating to the sole and exclusive forum provision. Please refile the exhibit.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melinda J. Hooker, Staff Accountant, at (202) 551-3732 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3395 if you have any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and Construction

cc: <u>Via E-mail</u>
        Steve Wolosky, Esq.
        Spencer G. Feldman, Esq.
        Olshan Frome Wolosky LLP
        1325 Avenue of the Americas, 15th Floor
        New York, NY 10019